SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2006

SEC NO. 1-5998

A. Full title of the Plan:

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.

1166 Avenue of the Americas

New York, NY 10036-2774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN COMPANIES STOCK
INVESTMENT PLAN

Date:	June 29, 2007	/s/ Alex P. Voitovich
Authorized Representative of the
Benefits Administration Committee

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3

Notes to Financial Statements as of December 31, 2006 and 2005 and for the Year Ended December 31, 2006	4-12

Supplemental Schedules:

Form 5500, Schedule H, Part IV, Line 4i	13
Schedule of Assets (Held at end of Year) as of December 31, 2006

Form 5500, Schedule H, Part IV, Line 4a	14
Delinquent Participant Contributions For the Year Ended December 31, 2006

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Marsh & McLennan Companies, Inc.,

the Marsh & McLennan Companies Benefits Administration Committee

and the Participants in Marsh & McLennan Companies Stock Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Marsh & McLennan Companies Stock Investment Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2, the Plan's financial statements include certain investments held in the Marsh & McLennan Companies, Inc. Master Retirement Savings Trust valued at $501,238,242 (22.0% of assets at fair value) and $452,951,328 (20.8% of assets at fair value) as of December 31, 2006 and 2005, respectively, whose fair values have been estimated by management in the absence of readily determinable fair values. Management's estimates are based on information provided by the issuers and fund managers.

/s/ Deloitte & Touche LLP

New York, New York

June 29, 2007

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2006	2005
ASSETS:

PARTICIPANT DIRECTED INVESTMENTS:

CASH AND CASH EQUIVALENTS	$ 599,746	$ 481,544

INVESTMENTS AT FAIR VALUE (NOTES 2 AND 3)	1,193,717,012	1,002,741,505

INVESTMENTS IN MASTER TRUST, AT FAIR VALUE (NOTE 3)	1,026,049,856	1,130,927,535

LOANS RECEIVABLE – PARTICIPANTS (NOTE 1)	31,055,810	32,978,554

TOTAL INVESTMENTS	2,251,422,424	2,167,129,138

DIVIDENDS AND INTEREST RECEIVABLE	301,806	355,119

PARTICIPANT CONTRIBUTIONS RECEIVABLE	4,186,436	3,903,509

EMPLOYER CONTRIBUTIONS RECEIVABLE	22,340,482	1,980,923

TOTAL ASSETS	2,278,251,148	2,173,368,689

LIABILITIES:

OTHER LIABILITIES	12,996	12,996

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	2,278,238,152	2,173,355,693

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	5,298,033	5,130,082

NET ASSETS AVAILABLE FOR BENEFITS	$2,283,536,185	$2,178,485,775

See notes to financial statements.

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

INVESTMENT INCOME:
Dividends	$ 62,080,694
Interest	2,350,945
Net appreciation in fair value of investments	83,360,380
Plan interest in Master Trust income	15,572,633

NET INVESTMENT INCOME	163,364,652

CONTRIBUTIONS:
Employer	40,023,413
Participant	119,714,659
Rollovers	9,302,323

TOTAL CONTRIBUTIONS	169,040,395

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS	(227,772,197)

TRANSFERS FROM OTHER PLAN	417,560

INCREASE IN NET ASSETS	105,050,410

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,178,485,775

End of year	$2,283,536,185

See notes to financial statements.

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND

FOR THE YEAR ENDED DECEMBER 31, 2006

(1)	Description of the Plan

General

The Marsh & McLennan Companies Stock Investment Plan (the "Plan") is a defined contribution Plan with 401(k), 401(m) and ESOP features, which allows eligible participants to contribute from their salary through payroll deductions on a before and/or after-tax basis. Under the Plan, salaried employees who are at least 18 years of age in the United States, as well as employees of any subsidiary or affiliate of Marsh & McLennan Companies, Inc. (“MMC” or the "Company") other than Putnam LLC, Kroll, Inc. (including its Quorum and Factual Data businesses) and any of their subsidiaries or successors in interest are eligible to contribute to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan.

The before-tax contribution percentage limit is 75% of eligible compensation. The after-tax contribution percentage limit is 15% of eligible compensation and the aggregate limit on before and after-tax contributions is 75% of eligible compensation. Participants age 50 or older by the end of the calendar year are permitted to make additional “catch-up” contributions.

The trustee for the Plan is the Northern Trust Corporation. The trustee is responsible for maintaining the assets of the Plan and performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Mercer HR Services (a subsidiary of the Company) is the Plan’s recordkeeper and is responsible for making distribution payments as directed by the Company.

The Marsh & McLennan Benefits Administration Committee controls and manages the operation and administration of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are borne directly by the Company.

Contributions

MMC matches, after one year of service, up to the first six percent of participants’ before and/or after-tax contributions in the following percentages:

•	a core Company matching contribution each pay period of 25% on the first 6% of base pay that participants contributed to the Plan in any pay period

•

a discretionary performance-based matching contribution (0% to 75% matching contribution on the first 6% of base pay that participants contributed in the 2006 plan year) for each participating operating company. On March 1, 2007 MMC contributed $21,729,922 with regard to the discretionary match based on performance for the year ended December 31, 2006, which is included in employer contributions receivable on the statement of net assets available for benefits.

Participant and Company contributions are subject to certain limitations in accordance with Federal income tax regulations. When a participant reaches the Internal Revenue Service (“IRS”) annual limit, the before-tax contributions automatically are made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions or the participant’s compensation reaches the IRS compensation limit.

Participants are eligible to direct their Company matching contributions and all of their employee contribution account balances to any of the 18 available investment options. If a participant does not choose an investment direction for his or her future Company matching contributions, they are automatically invested in the Putnam Fixed Income Fund, held by the Master Trust.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s matching contribution, charged with withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are vested immediately in their contributions plus actual earnings thereon. Participants hired before January 1, 1998 are fully vested in the Company’s matching contributions. Participants hired on or after January 1, 1998 and who terminated employment with the Company on or before June 30, 2002 vested in the Company’s matching contribution as follows: 0% if less than three years of service, 33% after 3 years of service, 67% after 4 years of service, and 100% after 5 years of service. Participants who were active on July 1, 2002, or were hired on or after July 1, 2002 and who terminated employment with the Company on or before December 31, 2005, were subject to the following vesting schedule: 20% after two years of service, 40% after three years of service, 67% after four years of service and 100% after five years of service. Participants who were active employees as of January 1, 2006, or participants who terminate employment on or after January 1, 2006 who have an hour of service on or after January 1, 2006, vest in the Company’s matching contribution as follows: 33-1/3% after two years of service, 66-2/3% after three years of service and 100% after four years of service.

At December 31, 2006 and 2005, forfeited nonvested accounts totaled $20,939 and $72,328, respectively. These amounts will be used to fund future contributions due from MMC. During the year ended December 31, 2006, employer contributions of $1,323,991 were funded from forfeited nonvested accounts.

Payment of Benefits

Participants with vested balances greater than $1,000 who leave the Company before age 65 may elect to leave their money in the Plan until April 1st of the year following the calendar year in which they attain the age of 70-1/2, or if later, the April 1st of the calendar year following the calendar year in which they terminated employment. Payment of benefits on termination of service varies depending upon the vested amount in the participant’s account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination.

Loans Receivable-Participants

Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of his or her Plan account. Outstanding loans, which are secured by the participants’ interest in the Plan are generally repaid through semi-monthly payroll deductions or, at the option of the participant may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant’s Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed.

The preceding description of the Plan provides only general information. Participants should refer to the Plan document and the MMC benefits handbook via www.mmcpeoplelink.com for a more complete description of the Plan’s provisions.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Deferred-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the investment contracts are included in the statement of net assets available for benefits at fair value and are adjusted to contract value. Prior year balances have been retroactively adjusted. The statement of changes in net assets available for benefits is presented on a contract value basis.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in 2008. The Plan is currently evaluating the statement's impact on its financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of interest-bearing money market investments, which are available on demand.

Investment Valuation and Income Recognition

The shares of mutual funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices. Shares of common/collective trusts are valued at the net asset value of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments.

On April 1, 2005, the Plan, along with the Mercer HR Services Retirement Plan, began participating in the Marsh & McLennan Companies, Inc. Master Retirement Savings Trust (the “Master Trust”). The Putnam Fixed Income Fund investments and MMC common stock were transferred to the Master Trust, which holds shares of MMC common stock, guaranteed investment contracts and cash (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are reflected as a reduction of net appreciation (depreciation) in fair value of investments for these funds.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2006 and 2005.

Transfers from Other Plan

As the result of an internal reorganization within Marsh & McLennan Companies, Inc., the balances of certain affected Putnam employees were transferred from the Putnam Retirement Profit Sharing Plan to the Plan. The amount transferred to the Plan was $417,560.

(3)	Investments in Master Trust

On April 1, 2005, a Master Trust was established for the investment assets of the Plan and another MMC-sponsored retirement plan. MMC common stock, guaranteed investment contracts, and short-term investments are investments that are held by the Master Trust. The Northern Trust Corporation (“Trustee”) holds the investment assets of the Master Trust as a commingled fund or commingled funds in which each separate plan is deemed to have a proportionate undivided interest in the investments in which they participate. The Plan’s investment in the Master Trust consists of units owned in the MMC Common Stock Fund or the Fixed Income Fund. At December 31, 2006, the Plan’s interest in the net assets of the Master Trust was approximately 99%.

The following table summarizes the net assets of the Master Trust as of December 31, 2006 and 2005.

	2006	2005
INVESTMENTS:
Common Stock Fund
Common stock of MMC, Inc. at fair value	$ 473,496,371	$ 559,759,011
Short-term investment funds at fair value	7,945,950	11,837,359
Receivable for investment sold	1,404,413	-
	482,846,734	571,596,370

Fixed Income Fund
Guaranteed investment contracts at fair value	504,255,077	454,369,843
Short-term investment funds at fair value	42,131,256	106,397,143
Payable for securities purchased	(137,595)	(12,819)
	546,248,738	560,754,167

NET ASSETS OF THE MASTER TRUST AT FAIR VALUE	1,029,095,472	1,132,350,537

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE	5,313,975	5,135,217

NET ASSETS OF MASTER TRUST	$1,034,409,447	$1,137,485,754

The ownership interests in the Master Trust as of December 31, 2006 and 2005 are as follows:

Marsh & McLennan Companies Stock Investment Plan
Investment in Common Stock Fund	$ 482,802,021	$ 571,586,726
Investment in Fixed Income Fund	548,545,868	564,470,891
Investment in Master Trust	$1,031,347,889	$1,136,057,617

Plan’s Percentage Interest in Master Trust net assets	99.7%	99.9%

Mercer HR Services Retirement Plan
Investment in Master Trust	$ 3,061,558	$ 1,428,137

Mercer HR Retirement Plan’s Percentage Interest in Master Trust net assets	0.3%	0.1%

The following table summarizes the net investment income of the Master Trust for the year ended December 31, 2006:

INVESTMENT INCOME AND EXPENSES:
Net depreciation in fair value of Marsh & McLennan Companies, Inc. Common Stock	$ (22,071,249)

Dividends	11,436,544
Interest and other income	26,320,398
NET INVESTMENT INCOME	$ 15,685,693

NET INVESTMENT INCOME FROM MASTER TRUST – BY PLAN:
Marsh & McLennan Companies Stock Investment Plan	$ 15,572,633
Mercer HR Services Retirement Plan	$ 113,060

Investment Contract Valuations

The Master Trust has investments in guaranteed investment contracts (“GICs”) and security-backed investment contracts (“SBICs”) that are part of the Putnam Fixed Income Fund (the “Fund”) managed by the Putnam Fiduciary Trust Company. Investments in GICs and SBICs (collectively, the “Investment Contracts”) are valued at contract value, as determined in good faith by the investment manager (contract value representing invested principal plus contractual interest earned thereon). The Investment Contracts are non-transferable, but provide for benefit responsive withdrawals by plan participants at contract value. In determining Investment Contracts’ fair value, factors such as the benefit responsiveness of the Investment Contracts and, with respect to SBICs, the contingency provisions in the contract in the event of a default by the issuer of underlying securities, are considered.

Investment Contracts will normally be held to maturity, and meet the fully benefit responsive requirements of FSP. The contract value of Investment Contracts will be adjusted to reflect any issuer defaults or other evidence of impairment under and Investment Contract should they occur.

SBICs consist of investment-grade quality fixed income securities (or commingled funds composed of such securities) owned by the Fund or, in the case of insurance company separate accounts, owned by the insurance company, that are “wrapped” by an insurance company, bank, or other financial institution (the “wrap provider”). The underlying securities of SBICs may be either held to maturity or the securities may be bought and sold during the life of the contract. Under specified circumstances, the wrap provider provides liquidity for benefit payments to the Fund for the benefit of plan participants at contract value.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate. The crediting rate is designed to result in the accrual of income over time equal to the cumulative market return on the covered assets net of fees, but without the fluctuations in value typically associated with fixed income securities. The crediting rate is calculated by a formula specified in each wrapper agreement and is typically adjusted quarterly depending on the contract. The key factors that influence future crediting rates for wrapper contracts include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the contract, the investment returns generated by the bonds that back the wrapper contract, and the duration of the underlying investment backing the contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying bonds, they can have a material impact on the contract’s crediting rate. To the extent the Fund has unrealized and realized losses, the future crediting rates will be lower over time than then-current market rates to account for this loss. Similarly, if the portfolio generated realized and unrealized gains, future interest crediting rates will be higher over time than the then-current market rates. Additionally, the level and timing of contributions allocated to, and withdrawals from the Fund affects the crediting rate and can result in a different crediting rate than would be the case if the level and timing of contributions and withdrawals were different.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that the participants’ principal and accrued interest will be protected. Additionally, the Fund only purchases non-participating wrap contracts, meaning that future crediting rates will not be affected by participant withdrawals regardless of the market-to-book ratio of the contract at the time of the withdrawal. Importantly, if the market value is below the book value at the time of the withdrawal, the wrap provider will make up the difference for that withdrawal so that the ratio of the market-to-book remains constant.

The only event or circumstance that would allow the issuers to terminate a fully benefit-responsive contract with the Plan at an amount different from contract value would be if they were provided with willingly fraudulent information about the Plan by Putnam Investments Management. This would constitute a breach of contract and would allow for termination at a value that could be different from contract value.

The average yield of the Investment Contracts based on actual earnings was approximately 4.69% and 4.52% at December 31, 2006 and 2005, respectively. The average yield of the Investment Contracts based on interest rate credited to participants was approximately 4.69% and 4.52% at December 31, 2006 and 2005, respectively.

(4)	Exempt Party-in-Interest Transactions

The Putnam Research Fund, Inc., the Putnam Equity Income Fund, the Putnam Voyager Fund, the Putnam Fixed Income Fund (held by the Master Trust), the Putnam International Equity Fund, the Putnam New Opportunities Fund, the George Putnam Fund of Boston, the Putnam S&P 500 Index Fund, the Putnam Mid Cap Value Fund and the Putnam Bond Index Fund are managed by Putnam Investments Trust, a majority owned subsidiary of the Company. Investments in institutional funds managed by Putnam at December 31, 2006 and 2005 amounted to $497,136,068 and $461,968,949 with a cost basis of $403,041,921 and $393,802,870, respectively. During the year ended December 31, 2006 the Plan recorded net investment income of $19,786,128. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan, through its interest in the Master Trust (See Note 3) was the beneficial owner of 15,442,027 and 17,624,357 shares of common stock of Marsh & McLennan Companies, Inc., the sponsoring employer. The fair value of the shares as of December 31, 2006 and 2005 was $473,452,544 and $559,749,854, respectively. The cost of these shares at December 31, 2006 and 2005 was $358,865,486 and $407,406,719, respectively. The Plan recorded dividend income of $11,477,787 for the year ended December 31, 2006.

Certain administrative functions are performed by officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Internal Revenue Code (“IRC”) and ERISA’s rules on Prohibited Transactions.

(5)	Investments

The following table presents the market values of investments (excluding the Master Trust, discussed below) that represent 5% or more of the Plan’s assets at the end of the plan-year:

	December 31, 2006	December 31, 2005

Putnam S&P 500 Index Fund	$160,185,405	$147,101,610
Dodge & Cox Stock Fund	263,988,607	201,993,175
T. Rowe Price Mid-Cap Growth Fund	132,885,676	121,780,128

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Year Ended December 31, 2006

Mutual Funds	$60,288,807
Common/Collective Trusts	23,071,573
$83,360,380

(6)	Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated February 7, 2006, that the Plan is designed in accordance with applicable sections of the IRC. The Company and the Plan’s management believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)	Nonexempt Party-In-Interest Transaction

MMC remitted the December 29, 2005 participant contributions of $5,257 to the trustee on February 9, 2006, which was later than required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

(8)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in his or her account.

(9)	Other Matters

There are two consolidated ERISA class action suits pending, one in the Southern District of New York and the other in District Court in Maryland, alleging various fiduciary breaches under ERISA against MMC and other alleged fiduciaries of the MMC Stock Investment Plan. The Plan is not currently a named defendant in either suit.

The New York suit asserts that it was imprudent for the fiduciary defendants of the Plan to permit the Plan and its participants to invest in MMC stock. The Plaintiffs’ assert that the fiduciaries knew, or should have known, that MMC was a risky investment and that the stock price was inflated given the Company’s alleged illegal market service agreement related activities, including bid-rigging. The complaint also asserts that the Plan fiduciaries failed to provide complete and accurate information concerning the Company’s activities and the riskiness of MMC stock to Plan participants.

The Maryland suit asserts that it was imprudent for the fiduciary defendants of the Plan to permit the Plan and its participants to invest in Putnam mutual funds and MMC stock because the fiduciaries, knew, or should have known that MMC stock and Putnam mutual funds were imprudent investments given the existence of alleged illegal market timing activity in some Putnam mutual funds. The complaint also asserts that the Plan fiduciaries failed to provide complete and accurate information concerning the Company’s activities and the riskiness of MMC stock and Putnam mutual funds to Plan participants.

(10)	Subsequent Event

MMC conducts business in its investment management segment through Putnam. On February 1, 2007, MMC announced that it had entered into an agreement with Great-West Lifeco Inc. (“GWL”), a majority-owned subsidiary of Power Financial Corporation, pursuant to which GWL agreed to purchase Putnam Investments Trust for $3.9 billion in cash. The sale includes Putnam’s interest in the T.H. Lee private equity business. MMC expects the sale of Putnam to close in mid-2007.

(11)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and the statement of changes in net assets available for benefits per the financial statements to Form 5500 as of December 31, 2006 and 2005 and for the year ended December 31, 2006:

	2006	2005
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$2,283,536,185	$2,178,485,775
Less: Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(5,298,033)	-

Net assets available for benefits per the Form 5500, at fair value	$2,278,238,152	$2,178,485,775

Statements of changes in net assets available for benefits:
Increase in net assets per the financial statements	$ 105,050,410
Adjustment from contract value to fair value for fully benefit-responsive wrap contracts	($5,298,033)

Net income per Form 5500	$ 99,752,377

The line item for the value of the master trust investment accounts as shown on the asset and liability statement as of December 31, 2005 on Schedule H, Form 5500 is presented at contract value.

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

FORM 5500, SCHEDULE H; PART IV LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value

	SHORT TERM INVESTMENT FUND	Cash and Cash Equivalents	$ 599,746
*	PUTNAM RESEARCH FUND	Registered Investment Company	38,972,215
*	PUTNAM EQUITY INCOME FUND	Registered Investment Company	59,689,290
*	PUTNAM VOYAGER FUND	Registered Investment Company	33,067,843
*	PUTNAM INTERNATIONAL EQUITY FUND	Registered Investment Company	77,548,719
*	PUTNAM NEW OPPORTUNITIES FUND	Registered Investment Company	29,780,852
*	GEORGE PUTNAM FUND OF BOSTON	Registered Investment Company	38,609,846
*	PUTNAM S&P 500 INDEX FUND	Common/Collective Trust	160,185,405
*	PUTNAM BOND INDEX FUND	Common/Collective Trust	29,279,412
	DODGE & COX STOCK FUND	Registered Investment Company	263,988,607
	GOLDMAN CAP GROWTH	Registered Investment Company	40,270,659
	GOLDMAN SACHS SMALL CAP FUND	Registered Investment Company	61,998,939
	PIMCO TOTAL RETURN FUND	Registered Investment Company	70,414,847
	T ROWE PRICE MID CAP GROWTH FUND	Registered Investment Company	132,885,676
*	PUTNAM MID CAP VALUE	Registered Investment Company	30,002,487
	CENTURY SMALL CAP SELECT FUND	Registered Investment Company	36,403,924
	AMERICAN EUROPACIFIC GROWTH FUND	Registered Investment Company	90,618,291
*	VARIOUS PARTICIPANTS	Participant Loans maturing through 2021 at interest rates from 4% to 10.5%.	31,055,810
			$1,225,372,568

Note: Cost information is not required for participant-directed investments and therefore is not included.

*Party-in interest.

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

FORM 5500, SCHEDULE H; PART IV LINE 4a

DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in- Interest	Description of Transactions	Amount

Marsh & McLennan Companies, Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period described by D.O.L. Regulation 2510.3-102. The December 29, 2005 participant contribution was deposited on February 9, 2006.	$5,257